

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2018

Charles P. Theuer, M.D., Ph.D.
President and Chief Executive Officer
Tracon Pharmaceuticals, Inc.
4350 La Jolla Village Drive, Suite 800
San Diego, CA 92122

       Re: Tracon Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed May 10, 2018
           File No. 333-224809

Dear Dr. Theuer:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christine Westbrook at (202) 551-5019 with any questions.

                            Division of Corporation Finance
                            Office of Healthcare & Insurance

cc: Sean Clayton, Esq.